

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 3, 2015

Mr. Bayard De Paoli Gontijo
Chief Executive Officer
Oi S.A.
Rua Humberto de Campos, 425
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re: Oi S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Response Dated August 24, 2015**
> **File No. 001-15256**

Dear Mr. Gontijo:

We have reviewed your August 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Risk Relating to Our African and Asian Operations, page F-22
30. Reconciliation Between Brazilian GAAP and US GAAP, page F-120

1. We infer from your response to our comments that as of the date of your letter Unitel had not repaid any portion of the US $473.8 million of past due dividends Unitel owes to PT Ventures. Please clarify. As appropriate, please describe for us the timing and amounts of any such dividend payments.

2. We note from your response to comment 1 that payment of dividends is due under Angolan law 30 days after shareholder approval. Consequently, absent such dividend payments by August 24, 2015, it appears as though these dividends have been past due

for approximately 1,000 to 1,700 days. As of the date you finalized your accounting for the May 5, 2014 acquisition of Unitel from Portugal Telecom SGPS, S.A. these dividends appear to have been past due for approximately 700 to 1,500 days. Please expand your response to comment 1 and tell us how you ascertained Unitel's intended timetable for remitting these past due dividends and why you "believed that these dividends would be received in the short term". Describe for us any commitments, affirmations or representations received from Unitel or its other shareholders that you relied upon to determine that Unitel would remit these past due dividends to you in full.

3. We note your representation made in response to comment 2 that "(a)s of December 31, 2014, (Oi S.A.) had undertaken all efforts it deemed appropriate to preserve and guarantee PT Ventures' right to receive the dividends". We further note that the only legal impediment to payment of these dividends was cured in June 2014. Given the serious past due nature of these receivables, describe for us the recourse available to you under Angolan law to compel payment of the dividends due PT Ventures. Describe for us the actions you pursued to obtain actual payment of these dividends from Unitel and why you believe those actions are sufficient to realize the collection of these dividends.

4. We note from your response to comment 3 that "the cash flows from (your) model were discounted for an additional 18-month period, in order to reflect management's expectation regarding the risk associated with the realization of the cash flows associated with this investment". We note from page 25 of Form 20-F that "the other shareholders of Unitel stated to PT Ventures that its rights as a shareholder of Unitel had been … supended in October 2012". Subsequently, on December 15, 2014, the other shareholders of Unitel denied PT Ventures its voting and other rights at the general Unitel shareholders' meeting. Tell us why management believes such a limited discount is appropriate given the long past due status of the US $473.8 million dividends Unitel owes to PT Ventures. Tell us your consideration of how other market participants would assess these risks in light of the ongoing abrogation of PT Ventures' shareholder rights and the historic conflict between minority owner, PT Ventures, and the controlling shareholder interest in Unitel and the past due status of these dividends.

5. Moreover, we note you do not control Unitel nor do you exercise significant influence over it, but instead own a restricted minority equity interest in an entity controlled by others. In the absence of an active trading market in the shares of Unitel tell us management's consideration of the use of discounts for lack of control and lack marketability in your estimation of the market value of PT Ventures' interest in Unitel, for US GAAP purposes, upon acquisition in May 2014 and as of December 31, 2014. Explain how such considerations contemplated a market participant's likely evaluation of the facts and circumstances of the PT Ventures' adverse and deteriorating relationships with Unitel's other shareholders, Unitel's current management and its Board of Directors.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant